                                File No. 70-9127

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   Form U-1/A

--------------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

--------------------------------------------------------------------------------
                              COLUMBIA ENERGY GROUP
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                      COLUMBIA ATLANTIC TRADING CORPORATION
                      COLUMBIA POWER MARKETING CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                         COLUMBIA ASSURANCE AGENCY, INC.
                      COLUMBIA ENERGY MARKETING CORPORATION
                         COLUMBIA SERVICE PARTNERS, INC.
                      COLUMBIA DEEP WATER SERVICES COMPANY
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3420

                          COLUMBIA ELECTRIC CORPORATION
                           TRISTAR CAPITAL CORPORATION
                       TRISTAR PEDRICK LIMITED CORPORATION
                       TRISTAR PEDRICK GENERAL CORPORATION
                     TRISTAR BINGHAMTON LIMITED CORPORATION
                     TRISTAR BINGHAMTON GENERAL CORPORATION
                      TRISTAR VINELAND LIMITED CORPORATION
                      TRISTAR VINELAND GENERAL CORPORATION
                       TRISTAR RUMFORD LIMITED CORPORATION
                     TRISTAR GEORGETOWN GENERAL CORPORATION
                     TRISTAR GEORGETOWN LIMITED CORPORATION
                         TRISTAR FUEL CELLS CORPORATION
                              TVC NINE CORPORATION
                               TVC TEN CORPORATION
                              TRISTAR SYSTEM, INC.

                                  205 Van Buren
                                Herndon, VA 22070

                        COLUMBIA NATURAL RESOURCES, INC.
                                  ALAMCO, INC.
                             ALAMCO - DELAWARE, INC.
                          HAWG HAULING & DISPOSAL, INC.
                             900 Pennsylvania Avenue
                              Charleston, WV 25302

                      COLUMBIA GAS TRANSMISSION CORPORATION
                             12801 FairLakes Parkway
                             Fairfax, VA 22030-0146

                      COLUMBIA NETWORK SERVICES CORPORATION
                               CNS MICROWAVE, INC.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                       COLUMBIA GULF TRANSMISSION COMPANY
                             2603 Augusta, Suite 125
                                Houston, TX 77057

              ----------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
            --------------------------------------------------------
                (Name of top registered holding company parent of
                          each applicant or declarant)

                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3420
                    -----------------------------------------
                     (Name and address of agent for service)



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         Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer
Columbia Natural Resources, Inc.
Alamco, Inc.
Alamco-Delaware, Inc.
Hawg Hauling & Disposal, Inc.
900 Pennsylvania Avenue
Charleston, WV  25302

D. P. DETAR, Treasurer
Columbia Electric Corporation
TriStar Pedrick Limited Corporation
TriStar Pedrick General Corporation
TriStar Binghamton Limited Corporation
TriStar Binghamton General Corporation
TriStar Vineland Limited Corporation
TriStar Vineland General Corporation
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation
TriStar Fuel Cells Corporation
TVC Nine Corporation
TVC Ten Corporation
TriStar System, Inc.
205 Van Buren
Herndon, VA 22070

S. T. MACQUEEN, Treasurer
Columbia LNG Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. TROST, Vice President
Columbia Energy Group Service
Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

P. R. ALDRIDGE, President
Columbia Deep Water Services Company
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

S. M. NORDIN, Treasurer
Columbia Propane Corporation
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

G. A. BARNARD, Assistant Controller
Columbia Gas Transmission Corporation
Columbia Gulf Transmission Company
1700 MacCorkle Avenue, S.E.
Charleston, WV 25314

D. FURLANO, Treasurer
Columbia Network Services Corporation
CNS Microwave, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

E. D. HARVEY, JR., Assistant Treasurer
Columbia Assurance Agency, Inc.
Columbia Energy Services Corporation
Columbia Energy Marketing Corporation
Columbia Power Marketing Corporation
Columbia Service Partners, Inc.
121 Hill Pointe Drive, Suite 100
Canonsburg, PA 15317

-----------------------------------------------------
(Names and Addresses of Other Agents for Service)



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Page 1

         Columbia Energy Group1 ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its 32 existing nonutility subsidiaries hereby submit for filing this Amendment No. 2 to the Application-Declaration on Form U-1 in File No. 70-9127 to amend and restate the Application-Declaration in its entirety.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

          Columbia is seeking authority, consistent with Commission precedent, to provide consulting services to associate and nonassociate companies and to engage in activities contemplated by the Gas Related Activities Act of 1990 ("GRAA"), on an international basis. Columbia recently identified an international project for which it seeks authority to acquire certain oil and natural gas leasehold interests in southern Ontario, Canada (the "Canadian Interests").

         It is contemplated that Columbia would engage in the foreign GRAA activities through one or more, direct or indirect, existing nonutility subsidiaries or through one or more newly-formed, direct or indirect, subsidiaries (the "Foreign Energy Subsidiaries").2 The Foreign Energy Subsidiaries, in turn, may form one or more special-purpose subsidiaries to invest, directly or indirectly, in entities such as corporations, limited liability companies, partnerships or other entities that derive substantially all of their revenues from the activities authorized herein.

--------
1. Effective January 16, 1998, Columbia Energy Group, Columbia Energy Group Service Corporation and Columbia Electric Corporation are the new names of The Columbia Gas System, Inc., Columbia Gas System Service Corporation and TriStar Ventures Corporation, respectively.

2. Columbia requests authority, pursuant to Rule 53(a)(3), for the Foreign Energy Subsidiaries to contract with Columbia's domestic public-utility subsidiary companies to provide services to foreign utility companies or foreign exempt wholesale generators in which Columbia may hereafter, directly or indirectly, hold an interest. Columbia represents that no more than two percent of the employees of the domestic public-utility companies will render services, at any one time, to such foreign utility companies or foreign exempt wholesale generators.

         Such activities would be funded through a combination of short-term and long-term loans, open account advances and other financing transactions as may be authorized by Rules 45 and 52 and other applicable rules, regulations and orders under the Act.

         The Commission is requested to authorize Columbia to engage in foreign consulting and foreign gas-related activities, as described herein. Columbia asks the Commission to reserve jurisdiction over the acquisition of a security or an interest in the business of a nonaffiliated entity engaged in such activities, other than with respect to the Canadian Interests, pending completion of the record.

         A Foreign Energy Subsidiary will not undertake any service activities if, as a result thereof, it would become a public utility company within the meaning of the Act. Further, Columbia will not seek recovery through higher rates to its utility consumers to compensate it for any possible losses that it may sustain on investments in the Canadian Interests or other foreign investments that may be authorized by the Commission, or for any inadequate returns on such investments.

         1.       Foreign Consulting

         Columbia seeks authority for its existing or newly-formed, direct or indirect, nonutility subsidiaries to provide consulting services, including but not limited to project development, engineering, design, construction and construction management, storage, gas control, geologic, fuel management, operating and maintenance services and other similar kinds of managerial and technical services to associate and nonassociate companies in connection with foreign utility and gas-related activities anywhere in the world. See Southern Co., Holding Co. Act Release No. 26212 (Dec. 30, 1994). See also Consolidated Natural Gas Co., Post-effective Amendment No. 6 in File No. 70-8759 (requesting release of jurisdiction over foreign consulting activities). Subsidiaries engaged in foreign consulting activities may render such services using their own work force, independent contractors, and personnel and other resources of the Columbia group of companies ("Group") as permitted by Section 13 and the rules thereunder. It is also contemplated that, in conjunction with providing services to nonassociates, such subsidiaries may enter into separate agreements to sell or license intellectual property it has created or acquired from nonassociate companies in connection with its authorized business. Columbia proposes to make capital investments of up to $10 million in foreign consulting activities, from time to time, through December 31, 2003.

         A subsidiary engaged in foreign consulting activities will not undertake any service activities if, as a result thereof, it would become a public utility company within the meaning of the Act.



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Page 3

         2.       Foreign Gas-Related Activities

         In view of the increasingly global nature of the energy business, it is both necessary and appropriate for Columbia and its subsidiaries, on a world-wide basis, to apply the expertise that they have gained in their domestic activities. Accordingly, Columbia seeks authority for the Foreign Energy Subsidiaries to engage in activities contemplated by the GRAA internationally. To the extent these activities involve the transportation or storage of natural gas within the meaning of Section 2(a) of the GRAA, or are otherwise related to the supply of natural gas, including exploration, development, production, marketing, manufacture, or other similar activities within the meaning of
Section 2(b) of the GRAA (to the extent they have been previously approved by the Commission), they would be exempted by Rule 58 if they were conducted within the United States.

         The Commission, however, has determined that the GRAA is not limited to activities within the United States, and has authorized investments in foreign gas-related projects on a case-by-case basis. See Consolidated Natural Gas Co., Holding Co. Act Release No. 26595 (Oct. 25, 1996) and Holding Co. Act Release No. 26608 (Nov. 19, 1996) (collectively, the "CNG International Orders"). In those orders, the Commission authorized CNG to invest in a number of foreign pipeline projects in reliance on the GRAA.

         In this matter, Columbia seeks authority to invest up to $5 million, through the Foreign Energy Subsidiaries, to acquire the Canadian Interests that are being offered for sale by Paragon Petroleum Corporation ("Paragon"), a Canadian corporation. On October 17, 1997, Columbia Natural Resources, Inc. ("CNR"), a nonutility subsidiary engaged in the exploration for and production of natural gas, entered into a letter of intent with Paragon to acquire the Canadian Interests. This transaction, subject to customary representations and warranties, including the receipt of necessary regulatory approvals, is expected to close as promptly as possible, but in no event later than January 30, 1998. The properties are located in an area which is an extension of the Appalachian Basin, an area of the United States in which CNR has significant experience and success. It is CNR's current intention to obtain a National Energy Board Certificate that will enable it to export developed reserves from the Canadian Interests into the United States.

         CNR will form a wholly-owned Canadian Crown subsidiary corporation, Columbia Natural Resources Canada Ltd. ("CNR Canada"), to hold the Canadian Interests. CNR Canada will be initially capitalized by the issuance to CNR of up to 200,000 shares of common stock, $25 par value, for a purchase price of up to $5 million. Thereafter, the activities of CNR Canada will be funded through a combination of short-term and long-term loans, open account advances and other financing transactions as may be authorized by Rules 45 and 52 and other applicable rules, regulations and orders under the Act.

         The Commission has previously authorized Columbia to engage in Canadian oil and gas exploration activities. See The Columbia Gas System, Inc., Holding Co. Act Release No. 17290 (Sept. 27, 1971) (authorizing the formation of a wholly-owned Canadian oil and gas exploration and production subsidiary in connection with an effort to obtain natural gas from the Prudhoe Bay and Arctic region of Canada). See also The Columbia Gas System, Inc., Holding Co. Act Release No. 18534 (Aug. 16, 1974) (authorizing the formation of Columbia Alaskan Gas Transmission Corporation to participate in projects for the development of proven gas reserves in Alaska and Canada, and for transportation of the gas to the United States).

         Acquisition of the Canadian Interests is a gas-related activity within the meaning of Section 2(b) of the GRAA. That section, in pertinent part, provides that:

                  The acquisition by a registered company of any interest in any company organized to participate in activities (other than those of a natural gas company or involving the transportation or storage of natural gas) related to the supply of natural gas, including exploration, development, production, marketing, manufacture, or to other similar activities related to the supply of natural or manufactured gas, shall be deemed, for purposes of section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of such gas utility companies, if --

                           (1) the Commission determines, after notice and opportunity for hearing in which the company proposing the acquisition shall have the burden of proving, that such acquisition is in the interest of consumers of each gas utility company or consumers of any other subsidiary of such registered company; and

                           (2) the Commission determines that such acquisition will not be detrimental to the interest of consumers of any such gas utility company or other subsidiary or to the proper functioning of the registered holding company system.

Senator D'Amato, in a floor statement, explained that the term "development" in
Section 2(b) of the GRAA was intended to include "the acquisition of acreage, land, leases or mineral rights containing expected or proven natural gas reserves, initial drilling for reserves, and any related activities necessary to remove natural gas." Cong. Rec. S17586 (daily ed.) (Oct. 27, 1990). Further, the floor statement makes clear that Congress recognized oil and other petroleum products, as well as natural gas, may be produced from such reserves. "A producer of natural gas may operate and sell oil and other petroleum products, as well as natural gas, depending upon the presence of oil and natural gas in the geologic formation underlying a particular well." Id.

         The Commission has previously approved the exploration and development of natural gas supply reserves under Section 2(b) of the GRAA. See National Fuel Gas Co., Holding Co. Act Release No. 25265 (Dec. 20, 1991). The standards of
Section 2(b) are met in this matter because the expertise gained by Columbia, through the Foreign Energy Subsidiaries, in foreign markets will provide benefits to retail utility customers and other customers of the Group, including those of the its nonutility subsidiaries. Assuming that CNR is successful in obtaining an export certificate, the Canadian Interests could increase the supply of low-cost gas to U.S. Further, the Canadian Interests are located close to the path of a proposed pipeline project, sponsored by Columbia, in New York that would permit the flow of Canadian gas supplies to eastern markets, in particular the metropolitan New York area. In addition, the foreign GRAA activities offer: (i) knowledge of and experience with strategies, programs and products tailored to highly-competitive markets, resulting in greater Group efficiencies, enhancing profits and helping to ensure continued low rates for Columbia consumers; (ii) higher rates of return that may be associated with investments in foreign energy markets; and (iii) increased demand for Group resources, including personnel, which would result in a more optimal allocation of such resources. See Consolidated Natural Gas Co., Holding Co. Act Release No. 26595 (Oct. 25, 1996).

         Further, the proposed investment in the Canadian Interests would not be detrimental to the interest of consumers of any gas utility company or other subsidiary of Columbia or to the proper functioning of the registered holding company system. The proposed investment of $5 million is de minimis in view of the size of the Group, whether measured by revenues, assets or consolidated retained earnings. In addition, as noted above, Columbia specifically undertakes that it will not seek recovery through higher rates to the Group's utility consumers to compensate it for any possible losses that it may sustain on investments in the Canadian Interests or other foreign investments that may be authorized by the Commission, or for any inadequate returns on such investments.

         Consistent with the CNG International Orders, Columbia is asking the Commission to reserve jurisdiction over its request to engage in foreign gas-related activities (other than the Canadian Interests), pending completion of the record with respect to specific projects, and further requests that jurisdiction may be released in such matters without additional notice.

         3.       Money Pool

         In its order dated December 23, 1996 (File No. 70-8925; Holding Co.
Act Release No. 26634), the Commission reserved jurisdiction over participation in the Group's Money Pool by new direct or indirect subsidiaries of Columbia engaged in new lines of business. Columbia hereby requests that the Commission release jurisdiction with respect to participation in the Money Pool by CNR Canada. Columbia requests the Commission to reserve jurisdiction over Money Pool participation by other Foreign Energy Subsidiaries, and those direct and indirect subsidiaries of Columbia that are formed to engage in the foreign consulting activities specifically authorized herein, pending completion of the record with respect to such entities.

                                    * * * * *

         Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has lead to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid a recurrence of this situation, Columbia hereby designates an indefinite period as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

                                    * * * * *

         Columbia proposes the following reporting requirement. Columbia will file, within sixty days following the end of each calendar quarter, certificates that report on the activities authorized herein, which certificates shall include:

         (i) Balance sheets and income statements for any nonutility subsidiary company formed pursuant to the authorization granted herein;

         (ii) A brief narrative description of the activities for the quarter just ended of each nonutility subsidiary company formed pursuant to the authorization granted herein;

         (iii) The amount and form of capital investment in the foreign consulting activities authorized herein;

         (iv) A description of services obtained from associate public utility companies in connection with the activities authorized herein, with the type of service, the number of personnel from associate public utility companies providing such services and the total value of such services for the quarter just ended; and

         (v) A description of intellectual property sold or licensed in connection with the activities authorized herein.

                                    * * * * *




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Page 7

         The conditions of Rule 54 are satisfied: At present, Columbia has no "aggregate investment" within the meaning of Rule 53(a)(1)(i) in exempt wholesale generators or foreign utility companies. Copies of this application and all amendments thereto will be submitted to each of the state regulators having retail rate jurisdiction over companies in the Group. None of the disabling conditions under Rule 53(b) exist with respect to Columbia and so Rule 53(c) is inapplicable.

         (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

         Not applicable.

         (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

         Not applicable.

         (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

         Not applicable.

 ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal Fees . . . . . . . . . . . . . . . .  . . . . . . . . . .   $ 7,500
                                                                ----------


         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         Legal services have been provided by Columbia Energy Group Service Corporation at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         The proposed transactions are jurisdictional under Sections 6, 7, 9, 10 and 13 of the Act and rules thereunder, Rule 54, and the Gas Related Activities Act of 1990.

         (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

         Not applicable.

ITEM 4.  REGULATORY APPROVAL

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

         The proposed transactions are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission. Columbia has submitted a copy of this Application-Declaration to the public utility commissions in Kentucky, Maryland, Ohio, Pennsylvania and Virginia.

         (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         Not applicable.

ITEM 5.  PROCEDURE

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission issue its order as promptly as practicable, but in no event later than January 30, 1998.

          (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a) Exhibits

         F.  Opinion of Counsel for Columbia and nonutility subsidiaries

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.



                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                  COLUMBIA ENERGY GROUP

DATE: January 21, 1998     by: //s//M. W. O'Donnell
                           -----------------------------------------
                           M. W. O'Donnell, Senior Vice President
                           & Chief Financial Officer

                  COLUMBIA NATURAL RESOURCES, INC.
                  ALAMCO, INC.
                  ALAMCO-DELAWARE, INC.
                  HAWG HAULING & DISPOSAL, INC.

DATE:   January 21, 1998   by://s//M. A. Chandler
                           -----------------------------------------
                           M. A. Chandler, Chief Financial Officer and Treasurer

                  COLUMBIA DEEP WATER SERVICES COMPANY

DATE:   January 21, 1998   by://s//P. R. Aldridge
                           -----------------------------------------
                            P. R.Aldridge, President

                  COLUMBIA NETWORK SERVICES CORPORATION CNS MICROWAVE, INC. COLUMBIA GULF TRANSMISSION COMPANY
                  COLUMBIA GAS TRANSMISSION CORPORATION
                  COLUMBIA PROPANE CORPORATION
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                  COLUMBIA LNG CORPORATION
                  COLUMBIA ATLANTIC TRADING CORPORATION
                  COLUMBIA ENERGY SERVICES CORPORATION
                  COLUMBIA ASSURANCE AGENCY, INC.
                  COLUMBIA ENERGY MARKETING CORPORATION
                  COLUMBIA POWER MARKETING CORPORATION
                  COLUMBIA SERVICE PARTNERS, INC.
                  TRISTAR CAPITAL CORPORATION
                  COLUMBIA ELECTRIC CORPORATION
                  TRISTAR PEDRICK LIMITED CORPORATION
                  TRISTAR PEDRICK GENERAL CORPORATION
                  TRISTAR BINGHAMTON LIMITED CORPORATION
                  TRISTAR BINGHAMTON GENERAL CORPORATION
                  TRISTAR VINELAND LIMITED CORPORATION
                  TRISTAR VINELAND GENERAL CORPORATION
                  TRISTAR RUMFORD LIMITED CORPORATION
                  TRISTAR GEORGETOWN GENERAL CORPORATION
                  TRISTAR GEORGETOWN LIMITED CORPORATION
                  TRISTAR FUEL CELLS CORPORATION
                  TVC NINE CORPORATION
                  TVC TEN CORPORATION
                  TRISTAR SYSTEM, INC.

DATE: January 21, 1998     by://s//J. W. Trost
                           ----------------------------------
                           J. W. Trost, Vice President